

October 21, 2014

Via E-mail
Craig Ellins
Chief Executive Officer
Growblox Sciences, Inc.
7251 West Lake Mead Blvd., Suite 300
Las Vegas, Nevada 89128

>   **Re: Growblox Sciences, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed October 6, 2014**
>   **File No. 333-197646**

Dear Mr. Ellins:

We have reviewed your amended registration statement and letter dated October 3, 2014, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We note your response to prior comment 4, and reissue such comment in part. Please revise your prospectus cover page to clarify the transactions that you intend to register pursuant to this registration statement. In that regard, we note your disclosure that you are registering outstanding shares and shares that underlie warrants. Please revise to clarify whether you are registering the resale of such shares.

2.   If you are registering the resale of 29,700,000 shares of common stock, we note that such amount constitutes a significant percentage of your public float. We also note your revised disclosure under "Selling Stockholders" beginning on page 27 regarding your selling stockholders that are registered broker-dealers or affiliated with registered broker-dealers. Please provide us with a detailed legal analysis as to why the sale of shares by selling shareholders should be regarded as a secondary offering, which is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i), rather than a primary offering where the selling stockholders are actually underwriters selling on behalf of the issuer. This analysis should include, but not be limited to, an explanation of all material relationships between the registrant and the selling stockholders, and whether there were any agreements between the registrant and any of the stockholders regarding the distribution of the shares. For guidance in distinguishing secondary offerings from primary offerings, please refer to Question 612.09 of the Division's Compliance and Disclosure Interpretations for Securities Act Rules, which is available on our website. In the alternative, please revise your disclosure to fix the offering price of the securities for the duration of the offering by the selling stockholders, and to state that each of the selling stockholders is a statutory underwriter.

3.   We note your response to prior comment 3 that you have not included the shares held by Mr. Ellins that have been issued but do not vest until a certain milestone is reached. Please revise to describe such milestone. In addition, please provide a detailed analysis under Rule 13d-3 of the Exchange Act as to why you believe that Mr. Ellins does not beneficially own such shares.

Risk Factors, page 9

4.   We note your response to prior comment 10. Please advise as to why you did not add risk factor disclosure regarding the dilutive effect of outstanding convertible notes, including those notes referenced under "Legal Proceedings" on page 23.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

General

5.   Please review the financial information throughout your filing for clerical accuracy and internal consistency. For example, the tabular disclosure on pages 16 does not appear to be mathematically accurate and the net loss recognized for the period ended June 30, 2014 appears to be shown as net income. This comment also applies to your financial statements and footnotes.

Plan of Operation, page 14

6.   We note your response to prior comment 12 that GB Nevada Partners LLC owns 45% of

GB Sciences Nevada, LLC. Please disclose any other material relationship or affiliation between (1) you, your officers or directors and (2) GB Nevada Partners LLC. In that regard, we note that Messrs. Hammer and Meservey signed the operating agreement of GB Sciences Nevada LLC on behalf of GBS Nevada Partners LLC, and are also identified in your selling stockholder table.

Business, page 19

Related Party Transaction, page 22

7.   Disclosure in your filing states that you issued 12,500,000 restricted shares of your common stock for assets to be used in the production and use of cannabis, but that it was "difficult or impossible to assign a realistic value to the transaction." In light of this statement, please describe your basis for recording the acquisition of these assets.

Markets, page 20

8.   Please update your disclosure regarding the status of your application to the State of Nevada. In that regard, you state on page 20 that the application will be submitted in August 2014.

Management, page 23

9.   We note your response to prior comment 15, and reissue such comment in part. For Mr. Ellins and Dr. Small-Howard, please revise to identify his or her principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on.

Selling Stockholders, page 27

10.   Please revise your disclosure to indicate the nature of any position, office or other material relationship which the selling security holder has had within the past three years with you or any of your predecessors or affiliates. In this regard, we note that James D. Hammer and James M. Meservey are members of GBS Nevada Partners LLC. See Item 507 of Regulation S-K. We also make reference to comment 6 herein.

Exhibits

11.   Please file or incorporate by reference your March 2014 asset purchase agreement with Mr. Ellins.

Exhibit 23.1

12.   The consent from your independent accountant filed with the amendment does not appear
        to appropriately reference the periods for which assurance is provided and makes
        reference to a qualified audit opinion. Please file a revised consent with your next
        amendment.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
       filing effective, it does not foreclose the Commission from taking any action with respect
       to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
       declaring the filing effective, does not relieve the company from its full responsibility for
       the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
       defense in any proceeding initiated by the Commission or any person under the federal
       securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

        You may contact Wei Lu at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202)
551-3311 if you have questions regarding comments on the financial statements and related

matters.   Please contact Sirimal Mukerjee at (202) 551-3340 or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Gary R. Henrie